Exhibit 99.1

AMENDED AND RESTATED INVESTMENT AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT is made as of June 3, 2022.

AMONG:

CRESCO LABS INC., a company incorporated under the laws of the Province of British Columbia, having its registered office at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8 (the “Company”);

- and –

Charlie Bachtell, an individual having an address at [Omitted – Personal Information] (“Bachtell”);

- and -

Robert M. Sampson, an individual having an address at [Omitted – Personal Information] (“Sampson”);

- and -

Brian McCormack, an individual having an address at [Omitted – Personal Information] (“McCormack”);

- and –

Dominic Sergi, an individual having an address at [Omitted – Personal Information] (“Sergi”).

RECITALS:

A.	The Shareholders collectively own all of the issued and outstanding Super Voting Shares in the capital of the Company (the “Super Voting Shares”);

B.

The Company, Bachtell, Sampson, McCormack, Sergi and Joseph Caltabiano have entered into an investment agreement dated November 30, 2018 (the “Original Agreement”) to record their agreement as to the manner in which the issue, redemption and transfer from time to time of the Super Voting Shares shall be effected, and as to certain rights and obligations with respect to their ownership of the Super Voting Shares; and

C.	The parties wish to amend and restate the Original Agreement in its entirety as set out herein, and this Agreement reflects all revisions, amendments and restatements of the Original Agreement.

THEREFORE, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following terms shall have the meanings set out below:

“Act” means the Business Corporations Act (British Columbia);

“Affiliate” means with respect to any Person, any other Person Controlling, Controlled by or under common Control with such Person;

“Agreement” means this Amended and Restated Investment Agreement, including all schedules, and all amendments or restatements as permitted, and references to “Article”, “Section”, “Exhibit” or “Schedule” mean the specified Article, Section, Exhibit or Schedule of this Agreement;

“Articles” means the Articles of the Company and all amendments thereto;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks are open for business during normal banking hours in Toronto, Ontario, Vancouver, British Columbia and Chicago, Illinois;

“Control” means:

(a)

in relation to a Person that is a corporation, limited liability company or unlimited liability company, the beneficial ownership at the relevant time of shares or units of such entity carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders or unitholders of the entity where such voting rights are sufficient to elect a majority of the directors (or the equivalent) of the entity; and

(b)

in relation to a Person that is a partnership, the beneficial ownership at the relevant time of partnership interests in such partnership carrying more than 50% of the voting rights under the terms of the partnership agreement that influence the conduct of the business of such partnership; and

(c)	in relation to a Person that is a trust or similar entity, being or exercising Control over a majority of the trustees or the equivalent governing authority of such trust or similar entity,

and the words “Controlled by”, “Controlling” and similar words have corresponding meanings;

“Holding Company” means a corporation, limited liability company, unlimited liability company or partnership that is (a) Controlled by a Shareholder or is Controlled by any of the Shareholder’s Immediate Family Members, or (b) a Shareholder from time to time;

“Immediate Family Members” means, in respect of a Shareholder, that Shareholder’s spouse, child (natural, adopted or step), sibling (natural, adopted or step), spouse’s sibling (natural, adopted or step), parent, spouse’s parent, grandparent, spouse’s grandparent, other lineal ascendant or descendant or spouse’s other lineal ascendant or descendant;

“Cresco” means Cresco Labs, LLC, a limited liability company existing under the laws of the State of Illinois;

“Cresco Corp.” means Cresco U.S. Corp., a company existing under the laws of the State of Illinois;

“Cresco Corp. Redeemable Shares” means the Redeemable Shares in the capital of Cresco Corp.;

“Cresco Redeemable Units” means the Common Units of Cresco;

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, limited liability company, unlimited liability company, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Principal” means the applicable individual(s) that directly or indirectly Control a Holding Company that is or becomes party to this Agreement as a Shareholder;

“Shareholders” means Bachtell, Sampson, McCormack, Sergi and any permitted transferee who holds Super Voting Shares from time to time; and

“Transfer” means any sale, exchange, assignment, gift, bequest, disposition or other arrangement by which legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and the words “Transferred”, “Transferring” and similar words have corresponding meanings.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)

Consent – Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the party whose approval or consent is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of the United States of America.

(c)

Applicable Law – This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated, in all respects, as a British Columbia contract.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)

No Strict Construction – The language used in this Agreement is the language chosen by the parties to this Agreement to express their mutual intent, and no rule of strict construction shall be applied against any party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Statutory references – A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(i)

Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3	Invalidity of Provisions

If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

1.4	Entire Agreement

This Agreement constitutes the entire agreement between the parties and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the parties in connection with the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, pre- contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

ARTICLE 2

COMPLIANCE

2.1	Representations and Warranties

(a)

Each Shareholder hereby represents and warrants on a several (and not joint and several) basis to each of the other parties that this Agreement is enforceable against such Shareholder in accordance with its terms.

(b)	The Company represents and warrants to each Shareholder that:

(i)

the Company is not a party to, bound by or subject to any indenture, mortgage, lease, agreement, instrument, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, or under which any default would occur as a result of the execution, delivery or performance by the Company of this Agreement; and

(ii)	this Agreement is enforceable in accordance with its terms against the Company.

2.2	Ownership of Shares

(a)

Each Shareholder represents and warrants on a several (and not joint and several) basis to each of the other parties that it is the legal and beneficial owner of the Super Voting Shares set forth beside his name in Schedule 2.2 hereof; and

(b)

The Company represents and warrants that the shareholder register of the Company reflects the ownership of the Super Voting Shares as set forth in Schedule 2.2 hereof and that there are no other Super Voting Shares outstanding.

2.3	Information to be Provided

Each Shareholder shall, from time to time upon the request of the Company, provide to the Company evidence as to such Shareholders’ direct and indirect beneficial ownership (and that of its permitted transferees and permitted successors hereunder) of Super Voting Shares, Cresco Corp. Redeemable Shares and Cresco Redeemable Units.

2.4	Beneficial Ownership under Certain Circumstances

A Shareholder shall be deemed to beneficially own Cresco Corp. Redeemable Shares, held by an intermediate company or fund in proportion to its equity ownership of such company or fund.

2.5	Agreement respecting Voting

Each of the Shareholders covenants and agrees that he or she or it shall vote or cause to be voted the shares in the capital of the Company owned by him, her or it to accomplish and give effect to the terms and conditions of this Agreement and that he, she and it shall otherwise act in accordance with the provisions and intent of this Agreement.

2.6	Additional securities in Holding Companies

No Holding Company that is a party shall issue any additional securities except to the Principal(s) thereof who Controls it if, after the issuance of such securities or the conversion into voting securities of any outstanding convertible securities in the capital of such Shareholder, such Shareholder would no longer be Controlled by such Principal(s).

2.7	Actions by the Company

The Company shall at all times and from time to time act in a manner that is consistent, and shall not take any action that is inconsistent, with this Agreement.

2.8	Guarantee by Principals

Each of the Principals, if any, severally, and not jointly and severally, covenants with each of the other Principals and each of the other parties to take such actions as may be necessary to cause the Shareholder that he Controls to, at all times, fully and faithfully perform and discharge its obligations under this Agreement and to comply with the terms and conditions of this Agreement. The foregoing covenants and obligations of the Principals are absolute, unconditional, present and continuing and are in no way conditional or contingent upon any event or circumstance, action or omission which might in any way discharge a guarantor or surety.

2.9	Repurchase by the Company

Each of the Shareholders acknowledges and agrees that, not later than the first business day following the first annual meeting of shareholders of the Company after the subordinate voting shares of the Company become listed on a United States national securities exchange, the Company shall repurchase from the Shareholders all of the then outstanding Super Voting Shares at a repurchase price equal to the cash value of the property contributed as consideration for such Super Voting Share (being $2.00 per share for Super Voting Shares initially issued to such Shareholder), or the cash consideration paid for such Super Voting Share, as applicable, by the holder thereof (being $0.00001 per 1,000 Super Voting Shares). For the avoidance of doubt, the aggregate cash consideration to be received by each Shareholder in exchange for his Super Voting Shares is set forth on Schedule 2.2.

ARTICLE 3

TRANSFER OF SUPER VOTING SHARES

3.1	Permitted Transfers

The parties acknowledge that pursuant to the Articles no Super Voting Share may be Transferred by the holder thereof without the prior written consent of the Company. As a condition of the Company’s written consent to any proposed Transfer, the transferee (and as applicable the Principal(s) thereof) shall sign an accession agreement and shall be bound by the terms of this Agreement as if the transferee was originally a party hereto. The Company hereby covenants and agrees with the Shareholders that the Company shall provide its written consent to any proposed Transfer of Super Voting Shares by a Shareholder only in connection with a Transfer:

(a)

to a Holding Company or other entity that is Controlled by the Shareholder or is Controlled by any of the Shareholder’s Immediate Family Members, or to a trust, the sole beneficiaries of which are such Shareholder and/or such Shareholder’s Immediate Family Members, and which Holding Company (and the Principal(s) thereof) or trust or other entity becomes a party hereto by written accession;

(b)	to one or more of the Shareholder’s Immediate Family Members who become a party hereto by written accession;

(c)

by a Shareholder to another Shareholder or such Shareholder’s Holding Company, or vice versa, who becomes as necessary (along with any Principal(s) thereof as necessary) a party hereto by written accession;

(d)

in relation to any Shareholder that is not an individual, to an Affiliate of such Shareholder (other than, for the avoidance of doubt, a Transfer to any Affiliate that is the Company or a subsidiary of the Company); or

(e)	to a director of the Company.

3.2	Transfer Process

Should a Shareholder wish to cause some or all of its Super Voting Shares to be Transferred in accordance with the provisions of this Article 3 the Shareholder shall provide to the Company all information necessary as requested by the Company to ensure that the proposed transferee of the Super Voting Shares is a Person contemplated under the provisions of Section 3.1, and upon the Company’s determination in its sole discretion that the proposed Transfer is permitted under the provisions of Section 3.1, the Company shall provide its written approval for the purposes of the Articles as soon as practicable, and shall upon delivery of all necessary share certificates and instruments of transfer and accession agreements hereto in form and content satisfactory to the Company, shall cause such Transfer to be effected and reflected in the Company’s central securities register. The Company shall also amend the provisions of Schedule 2.2 hereof to reflect the ownership of the Super Voting Shares arising from such Transfer.

3.3	Non-Permitted Transferees

The parties agree that should a Shareholder Transfer any Super Voting Shares in a manner inconsistent with the provisions of the Articles and Section 3.1 the Company shall without further notice to the Shareholder cause such Super Voting Shares to be redeemed in accordance with the Articles and shall pay the redemption price therefor to the Shareholder without regard to any asserted rights of the purported transferee.

ARTICLE 4

ENDORSEMENT OF CERTIFICATES

Any certificate representing a Super Voting Share shall bear a legend substantially in the form as follows:

“The shares represented by this certificate are subject to the terms and conditions of an amended and restated investment agreement between the holder and the Company made June 3, 2022, as it may be amended, which agreement contains, among other things, restrictions on the right of the holder hereof to transfer or sell the shares.”

ARTICLE 5

GENERAL

5.1	Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any shares:

(a)	resulting from the conversion, reclassification, redesignation, subdivision or consolidation or other change of the Super Voting Shares; and

(b)

of the Company or any successor body corporate that are received by the Shareholders on a merger, amalgamation, arrangement or other reorganization of or including the Company, and prior to any such action being taken the parties to this Agreement shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 5.1 and the successor body corporate, if any, shall become bound by this Agreement.

5.2	Assignment

Except as expressly provided in this Agreement, no party may assign its rights or obligations under this Agreement without the prior written consent of all of the other parties.

5.3	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, attorneys, guardians, estate trustees, executors, administrators, trustees, successors (including any successor by reason of amalgamation or merger of any party) and permitted assigns.

5.4	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by electronic mail, provided that proof of electronic receipt is obtained:

(a)	in the case of any Shareholder, at the physical address or email address of such Shareholder on the Company’s share register; and

(b)	in the case of the Company at:

400 West Erie Street, Suite 300

Chicago, IL 60654

Attention: John Schetz, General Counsel

email:       [Omitted – Personal Information]

Any Notice delivered or transmitted to a party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day. Any party may, from time to time, change its address by giving Notice to the other parties in accordance with the provisions of this Section 5.4.

5.5	Termination

This Agreement shall terminate upon:

(a)	no Super Voting Shares being issued and outstanding; or

(b)	the written agreement of all of the parties.

5.6	Amendments

This Agreement may only be amended, varied or modified by written agreement of all of the parties, other than an amendment to Schedule 2.2 hereof to reflect ownership of the Super Voting Shares, which may be amended from time to time by the Company without the need for written agreement by the parties.

5.7	Specific Performance

The rights of the parties under this Agreement are unique and, accordingly, the parties shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder by actions for specific performance to the extent permitted by law.

5.8	Independent Legal Advice

The parties acknowledge that they have entered into this Agreement willingly with full knowledge of the obligations imposed by the terms of this Agreement. Each Shareholder further acknowledges that he has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this Agreement that he has either done so or waived his right to do so, and agrees that this Agreement constitutes a binding legal obligation and that he is estopped from raising any claim on the basis that he has not obtained such advice.

5.9	Further Assurances

Each of the parties covenants and agrees to take all such action and to execute all such documents as may be necessary or advisable to implement the provisions of this Agreement fully and effectively and to make them binding on the parties hereto.

5.10	Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile or other electronic means (including “.pdf” format) and all such counterparts shall together constitute one and the same agreement.

IN WITNESS WHEREOF the parties have duly executed this Agreement effective as of the date first written above.

CRESCO LABS INC.

By:	/s/ Charlie Bachtell
Name: Charlie Bachtell
Title: Chief Executive Officer

/s/ Charlie Bachtell
Charlie Bachtell

/s/ Robert M. Sampson
Robert M. Sampson

/s/ Brian McCormack
Brian McCormack

/s/ Dominic Sergi
Dominic Sergi

SCHEDULE 2.2

SECURITIES OWNERSHIP

[Omitted - Confidential]